Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, TN 37201
August 20, 2008
VIA EDGAR AND FACSIMILE TRANSMISSION
Gregory Dundas, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Pinnacle Financial Partners, Inc.
Registration Statement on Form S-3
Filed August 8, 2008, and as amended on August 18, 2008
File No. 333-152913 (the “Registration Statement”)
Dear Mr. Dundas:
     On behalf of Pinnacle Financial Partners, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement, to 4:00 p.m., Eastern Daylight Time, on Friday, August 22, 2008, or as soon thereafter as is practicable.
     The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant acknowledges to the United States Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff of the Division of Corporation Finance (the “Staff”) acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert the action of the Staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     Please do not hesitate to contact me at (615) 744-3742 or the Registrant’s outside counsel, Bob F. Thompson, at (615) 742-6262 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely, PINNACLE FINANCIAL PARTNERS, INC.
By:	/s/ Harold R. Carpenter
	Name:	Harold R. Carpenter
	Title:	Executive Vice President and Chief Financial Officer

CC:	M. Terry Turner, Pinnacle Financial Partners, Inc.
Bob F. Thompson, Bass, Berry & Sims PLC